AB 3/3

10028856

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-34349

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Carney Group, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

901 George Bush Boulevard
(No. and Street)

Delray Beach	FL	33483
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas F. Carney, Jr. (561) 330-8140
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Salberg & Company, P.A.
(Name – *if individual, state last, first, middle name*)

2295 NW Corporate Blvd., Suite 240	Boca Raton	FL	33431-7328
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
FEB 26 2010
Washington, DC
121

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

TA 3/9

OATH OR AFFIRMATION

I, Thomas F. Carney, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Carney Group, Incorporated, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

M. A. REMMERDEN
MY COMMISSION # DD 634636
EXPIRES: March 11, 2011
Bonded Thru Notary Public Underwriters

Signature

Chairman

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE CARNEY GROUP, INCORPORATED

FINANCIAL STATEMENTS

DECEMBER 31, 2009

THE CARNEY GROUP, INCORPORATED

Contents

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors of:
The Carney Group, Incorporated

We have audited the accompanying statement of financial condition of The Carney Group, Incorporated as of December 31, 2009 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Carney Group, Incorporated as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and Supplementary Note is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Salberg & Company P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 25, 2010

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com
Member National Association of Certified Valuation Analysts • Registered with the PCAOB
Member CPAConnect with Affiliated Offices Worldwide • Member AICPA Center for Audit Quality

THE CARNEY GROUP, INCORPORATED
STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS

Current Assets	
Cash	$ 10,502
Prepaid insurance	424
Due from affiliate	63
Total Current Assets	$ 10,989

LIABILITIES AND STOCKHOLDER'S EQUITY

Currrent Liabilities	
Due to Affiliate	$ 3,142
Total Current Liabilities	3,142
Stockholder's Equity	
Common stock, $1.00 par value, 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	26,547
Accumulated deficit	(19,700)
Total Stockholder's Equity	7,847
Total Liabilities and Stockholder's Equity	$ 10,989

THE CARNEY GROUP, INCORPORATED
STATEMENT OF OPERATIONS
Year Ended December 31, 2009

Revenues	
Consulting fees	$ 4,000
Commissions - mutual funds	98
Commissions - variable contracts	288
Interest income	9
Total Revenues	4,395
Operating Expenses	
Regulatory fees	2,475
Commissions	216
Insurance	424
Legal and Accounting Fees	3,026
Other expenses	140
Total Operating Expenses	6,281
Loss from Operations	(1,886)
Net Loss	$ (1,886)

The Accompanying Notes are an Integral Part of These Financial Statements

THE CARNEY GROUP, INCORPORATED
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2009

	Common Stock				Additional Paid-In		Accumulated		
	Quantity		Amount		Capital		Deficit		Total
Balance at December 31, 2008	1,000	$	1,000	$	24,547	$	(17,814)	$	7,733
Capital Contributions					2,000				2,000
Net Loss - 2008	-		-		-		(1,886)		(1,886)
Balance at December 31, 2009	1,000	$	1,000	$	26,547	$	(19,700)	$	7,847

THE CARNEY GROUP, INCORPORATED
STATEMENT OF CASH FLOWS
Year Ended December 31, 2009

Cash Flows from Operating Activities:	
Net Loss	$ (1,886)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Increase in prepaid insurance	(39)
Decrease in account payable	(144)
Increase in due to affiliate	3,142
Net Cash provided by Operating Activities	1,073
Cash Flows from Financing Activities:	
Capital Contributions	2,000
Net Cash provided by Financing Activities	2,000
Net increase in cash	3,073
Cash, beginning of year	7,429
Cash, end of year	$ 10,502
Supplemental disclosure of cash flow information	
Cash paid during the year for interest	$ -
Cash paid during the year for taxes	$ -

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) Nature of Operations

The Carney Group, Incorporated, (the "Company"), located in Delray Beach, Florida, was incorporated in the State of Florida in August 1985. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and is registered with the Securities and Exchange Commission ("SEC"). The Company was set up to act as an introducing broker; however, it has no correspondent broker agreement in effect. The Company has dealer agreements with mutual fund underwriters, which generate commission revenue. The Company also serves as a consultant to entities seeking private funding. Its customers are primarily located in southeast Florida.

(B) Basis of Operation

The accompanying financial statements have been prepared pursuant to Rule 17a-5 of the Securities and Exchange Commission Act of 1934. The classification and reporting of items appearing on the financial statements are consistent with that rule.

(C) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(D) Cash and Cash Equivalents

For purposes of the cash flow statement, the Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents.

(E) Concentrations

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts. There were no bank deposits in excess of federally insured limits at December 31, 2009. The Company has not experienced any losses in such accounts through December 31, 2009.

Concentration of Customers

During 2009, 91% of revenue was derived from one customer, which was an affiliate company of The Carney Group, Incorporated.

(F) Revenue Recognition

The Company recognizes revenue when there is persuasive evidence of an arrangement, the service has been completed, the sales price is fixed or determinable, and collectability is reasonably assured. The Company has dealer agreements with mutual fund underwriters whereby the Company refers customers to the mutual funds. Pursuant to Rule 12b-1 under the investment Company Act of 1940, the Company receives commissions on such referrals. The Company also receives residual commissions from previous sales of variable contracts. The Company also earns revenues from consulting services, which are recognized as services are rendered.

(G) Income Taxes

Income taxes are accounted for under the tax return filed by the affiliated company, Carney and Companies, Inc. Under generally accepted accounting principles, a provision benefit is provided for current taxes as well as deferred taxes based on the timing and other differences between tax and book net income.

(H) Fair Value of Financial Instruments

Accounting Standards Codification No. 823 "Financial Instruments", requires disclosures of information about the fair value of certain financial instruments for which it is practicable to estimate that value. For purposes of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. The carrying amounts of the Company's' short-term financial instruments approximate fair value due to the relatively short period to maturity for these instruments.

NOTE 2 RELATED PARTY TRANSACTIONS

The Company occupies space and utilizes personnel and office services provided by companies related by common ownership or control with the Company. No allocation of these costs was charged to the Company for the year ending in December 31, 2009 as such costs and space were de minimis.

During 2009, the Company recorded consulting revenue of $4,000 from an affiliate. The Company is affiliated through common control.

NOTE 3 STOCKHOLDERS' EQUITY

At December 31, 2009, the Company had authorized, issued and outstanding 1,000 shares of Common Stock at a par value of $1.00 per share. During 2009, the sole stockholder contributed $2,000 of cash to the Company.

NOTE 4 INCOME TAXES

For the year ended December 31, 2009, the Company recognized a $377 current tax benefit based on an estimated federal and state combined rate of 20% on its 2009 loss, and recorded a corresponding amount due from affiliate. The benefit and due from affiliate was fully offset by a $377 valuation allowance. The increase in the valuation allowance was $377. There were no other material deferred tax assets or liabilities or permanent differences.

NOTE 5 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had a net capital of $7,360, which was $2,360 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2009 was 42.69%.

NOTE 6 – EXEMPTION OF SEC RULE 15C3-3 RESERVE REQUIREMENT

The Company is exempt from the provisions of SEC Rule 15C3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

NOTE 7 - SUBSEQUENT EVENTS

Management evaluated all activity of the Company through February 25, 2010 (the issue date of the Company's financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements.

THE CARNEY GROUP, INCORPORATED

SUPPLEMENTAL INFORMATION

THE CARNEY GROUP, INCORPORATED
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2009

Net Capital Computation	
Total Stockholder's Equity	$ 7,847
Deductions and/or changes	(487)
Net Capital Before Haircuts	7,360
Haircuts	-
Net Capital	7,360
Required Minimum Capital	5,000
Excess Net Capital	$ 2,360
Aggregate Indebtness	
Aggregate Indebtness as Included in Statement of Financial Condition	
Due to Affiliate	$ 3,142
	$ 3,142
Ratio of Aggregate Indebtness to Net Capital	42.69%

Reconciliation with The Carney Group, Incorporated's Computation (included in Part II of Form X-17A-5 as of December 31, 2009)

Net Capital, per December 31, 2009 Unaudited FOCUS Report, as filed	$ 7,360
Net Audit Adjustments	-
Net Capital, per December 31, 2009 Audited Report	$ 7,360

THE CARNEY GROUP, INCORPORATED

Supplementary Note

Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

Year Ended December 31, 2009

The Carney Group, Incorporated is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of the rule, as no customer funds or securities are held.

Therefore, the following reports are not presented:

1. Computation for Determination of Reserve Requirement under Rule 15c3-3 of the Securities and Exchange Commission.

2. Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission.

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm on Internal Controls

To the Stockholder and Board of Directors of:
The Carney Group, Incorporated

In planning and performing our audit of the financial statements of The Carney Group, Incorporated (the "Company"), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Salberg & Company P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 25, 2010